AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1998
                                                      REGISTRATION NO. 333-61737
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM S-3/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                         New World Coffee & Bagels, Inc.


             (Exact name of registrant as specified in its charter)


           Delaware                                              13-3690261
(State or other jurisdiction of                                (I.R.S.Employer
incorporation or organization)                               Identification No.)


                                379 West Broadway
                            New York, New York 10012
                                 (212) 343-0552
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 R. Ramin Kamfar
                      Chief Executive Officer and President
                                379 West Broadway
                            New York, New York 10012
                                 (212) 343-0552
            (Name, address, including zip code, and telephone number,
                    including area code,of agent for service)

                                   Copies to:

                             Stuart M. Sieger, Esq.
                            Herbert W. Solomon, Esq.
               Hollenberg Levin Solomon Ross Belsky & Daniels, LLP
                          585 Stewart Avenue, Suite 700
                           Garden City, New York 11530
                                 (516) 745-6000


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX.[ ]

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [X]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING.[]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434 UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX. [ ]


                        CALCULATION OF REGISTRATION FEES

Title of each                                    Proposed                   Proposed                 Amount
class of                     Amount          maximum offering           maximum aggregate              of
securities to                 to be             price per                   offering                registra-
be registered               registered          share (1)                   price (1)               tion fees
---------------------------------------------------------------------------------------------------------------

Common Stock,             3,542,282             $0.91                       $3,223,477                $950.93
$0.001 par value
---------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the closing price per share of the Common Stock reported on the NASDAQ-NMS on October 23, 1998, which was $0.91.




THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

                         NEW WORLD COFFEE & BAGELS, INC.
                     Cross Reference Sheet Showing Location
                          in Prospectus of Information
                          Required by Items of Form S-3


Item and Heading                                  Location in Prospectus
----------------                                  ----------------------

 1.  Forepart of the Registration Statement       Outside Front Cover Page
     and Outside Front Cover Page of
     Prospectus

 2.  Inside Front and Outside Back Cover          Inside Front and Outside
     Pages of Prospectus                          Back Cover Pages of
                                                  Prospectus

 3.  Summary Information, Risk Factors            Summary of Prospectus;
     and Ratio of Earnings to Fixed Charges       Risk Factors

 4.  Use of Proceeds                              Use of Proceeds

 5.  Determination of Offering Price              Outside Front Cover Page

 6.  Dilution                                     Not Applicable

 7.  Selling Security Holders                     Selling Shareholders

 8.  Plan of Distribution                         Plan of Distribution

 9.  Description of Securities to be              Description of Capital
     Registered                                   Stock

10.  Interest of Named Experts and                Legal Matters; Experts
     Counsel

11.  Material Changes                             Proposed Acquisition of
                                                  Manhattan Bagel Company, Inc.


12.  Incorporation of certain information         Incorporation of Certain
                                                  Information by Reference


13.  Disclosure of Commission Position            Disclosure of Commission
     on Indemnification for Securities            Position on Indemnification
     Act Liabilities                              for Securities Act
                                                  Liabilities

14.  Other Expenses of Issuance and               Other Expenses of Issuance and
     Distribution                                 Distribution

15.  Indemnification of Officers and              Indemnification of Directors
     Directors                                    and Officers

16.  Exhibits                                     Exhibits

17.  Undertakings                                 Undertakings

                  SUBJECT TO COMPLETION, DATED OCTOBER 28, 1998


                                   PROSPECTUS

                         NEW WORLD COFFEE & BAGELS, INC.


        3,542,282 SHARES OF COMMON STOCK OFFERED BY SELLING SHAREHOLDERS

     This is an offering by the Selling Shareholders named herein of up to 3,542,282 shares of common stock heretofore issued to them. The selling shareholders may be deemed to be underwriters when they sell their shares. See "Plan of Distribution."

     New World Coffee & Bagels Inc. (the "Company") will pay certain costs and expenses incurred in connection with the registration of the shares of Common Stock ("Shares") offered hereby, but the Selling Shareholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such Shares. See "Plan of Distribution." The Company anticipates incurring expenses totaling approximately $25,000.00 payable in connection with the sale of the shares being registered hereby.

     The Common Stock of the Company, par value $.001 per share, is traded on the NASDAQ National Market System ("NASDAQ-NMS") under the symbol NWCI. On October 23, 1998 the closing sale price of the Company's Common Stock on the NASDAQ-NMS was $0.91 per share. The Selling Shareholders may sell all or a portion of the Shares offered hereby in private transactions or in the over-the-counter market at prices related to the prevailing prices of the Shares on the NASDAQ-NMS at the time of sale. Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold by a Selling Shareholder under Rule 144 rather than pursuant to this Prospectus. See "Plan of Distribution."


INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    THE DATE OF THIS PROSPECTUS IS _________.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Such reports, proxy statements, and other information filed by the Company can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Northeast Regional Office of the Commission at Seven
World Trade Center, Suite 1300, New York, New York 10048 and at the Midwest Regional Office of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company that is filed electronically with the Commission and the address of such Web site is www.sec.gov.

     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement"), under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company that have been filed with the Commission are hereby incorporated by reference in this Prospectus: (a) Annual Report on Form 10-KSB for the fiscal year ended December 28, 1997; (b) Quarterly Report on Form 10Q-SB for the quarters ended March 29, 1998 and June 28, 1998;
(c) Report on Form 8-K dated July 29, 1997 and (d) all documents subsequently filed by the Registrant (see below).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part thereof from the respective dates of filing such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in this Prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide  without  charge to each person who receives  this

Prospectus, upon written or oral request of such person, a copy of any of the information that was incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be made to Mr. Jerold Novack, Vice President-Finance, at New World Coffee & Bagels, Inc., 379 West Broadway, New York, New York 10012, (212) 343-0552, extension 19.


                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements or statements which may be deemed or construed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition and business of the Company. The words "estimate," "plan," "intend," "anticipate," "expect," "project," "should," "would," "forecast" and similar expressions, and all references to the acquisition of Manhattan Bagel Company, Inc. and the effects of such acquisition, are intended to identify forward-looking statements. These forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements to differ from the future results, performance
(financial or operating) or achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

The Company
-----------

     The Company owns, operates and franchises coffee bars and integrated coffee bar/bagel bakeries in New York, New Jersey, Connecticut, Pennsylvania, Maryland and Florida and in Germany. The Company's coffee operations are vertically integrated, with the Company purchasing beans from around the world which are roasted in its Connecticut plant and then supplied to both Company-owned and franchised stores.


The Offering
------------


Securities Offered ........   3,542,282 shares of  Common  Stock by the  Selling
                              Shareholders





Shares to be outstanding
after the offering ........   15,690,812 shares, including certain  shares to be
                              issued to certain Selling Shareholders


NASDAQ/NMS Symbol .........   NWCI


Risk Factors ..............   See "Risk Factors" below

                                  RISK FACTORS

     Each prospective investor should carefully consider, in addition to the other information contained in this Prospectus, the following information in evaluating the Company and its business before making an investment decision.

     HISTORY OF OPERATING LOSSES. The Company has been in existence since October 1992 and opened its first specialty coffee cafe in February 1993. To date, the Company has not had net income for any fiscal year. For the fiscal year ended December 29, 1996, the Company had a net loss of $5,670,951. For the fiscal year ended December 28, 1997, the Company had a net loss of $6,736,157. At December 28, 1997, the Company had an accumulated deficit of $17,278,886. For the six months ended June 28, 1998, the Company had net income of $133,948. There can be no assurance that the Company will continue to be profitable in the future. The securities offered hereby are highly speculative and should be purchased only by persons who can afford to lose their investment.

     NEED FOR ADDITIONAL FINANCING. In order to achieve and maintain the Company's anticipated growth rate, including acquisitions, geographic expansions and in order to make future debt payments, the Company believes that it will, from time to time, have to obtain bank financing or sell additional debt or equity (or hybrid) securities in public and private financings. Any such financing could dilute the interests of investors in this offering. There can be no assurance that any such additional financing will be available or, if it is available, that it will be in such amounts and on such terms as will be satisfactory to the Company. The Company has no present lines of credit or bank financing. See "Proposed Acquisition of Manhattan Bagel Company, Inc." below.

     GROWTH THROUGH FRANCHISING. New World is committed to grow through franchising. As of June 28, 1998 there were 34 Company-owned and seven franchised stores in operation. In addition, there were 36 franchises signed but not yet operating. Achievement of the Company's expansion plans will depend upon its ability to: (i) select, and compete successfully in, new markets; (ii) obtain suitable sites at acceptable costs in highly competitive real estate markets; (iii) hire, train, and retain qualified personnel; (iv) attract and retain qualified franchisees; (iv) integrate new stores into existing distribution, inventory control, and information systems; and (v) maintain quality control. The Company will incur start-up costs in connection with entering new markets, primarily associated with recruiting and training new regional management and their support staff. In addition, the opening of additional stores in current markets could have the effect of adversely impacting sales at certain of the Company's existing stores. There can be no assurance that the Company will achieve its planned expansion goals, manage its growth effectively, or operate its existing and new stores profitably. The failure of the Company to achieve its expansion goals on a timely basis, if at all, manage its growth effectively or operate existing or any new stores profitably would have a material adverse effect on the Company's results of operations and financial position. See "Proposed Acquisition of Manhattan Bagel Company, Inc." below.

     The Company will rely in part upon its franchisees and the manner in which they operate their stores to develop and promote the Company's business. Although the Company has developed criteria to evaluate and screen prospective franchisees and has attracted franchisees, there can be no assurance that franchisees will have the business acumen or financial resources necessary to operate successful franchises of the Company in their franchise areas. The failure of franchisees to operate franchises successfully could have a material adverse effect on the Company, its reputation, the Company's name and its other prospective franchisees.

     PROPOSED ACQUISITION OF MANHATTAN BAGEL COMPANY, INC. The Company has entered into an acquisition agreement (the "Acquisition Agreement") for the purchase of Manhattan Bagel Company, Inc. Debtor in Possession,("MBC"). See PROPOSED ACQUISITION OF MANHATTAN BAGEL COMPANY, INC. below. The Company has expended, and will expend, a significant amount of time and funds in connection with the proposed acquisition of MBC. Should such acquisition, for any reason, not be consummated, the Company will have been diverted for a significant period of time from pursuing other acquisition opportunities and will have to write off such costs as a charge against its income.

     There is no assurance as to when such acquisition will be consummated or as to the final terms of the acquisition, in that the same may be subject to changes by interaction between the Company, MBC, the Bankruptcy Court and the various creditors of MBC. Accordingly, it is possible that the Company may agree to a final plan of reorganization which involves acquisition costs in excess of those set for in the Acquisition Agreement, although the Company has no obligations to do so.


     The  acquisition  of MBC as  proposed,  will require the Company to incur a
significant  amount  of  debt,   approximately  $14  million,  and  incur  other
obligations.


     The debt and obligations described above will substantially increase the aggregate indebtedness of the Company. Should the Company be unable to generate sufficient cash flow to repay such indebtedness from operations or debt or equity financings, such inability could have a material adverse effect on its operations. Furthermore, since the funded debt and certain of the obligations to MBC creditors are to be secured by the assets of the Company and its subsidiaries, a default in payment of the funded debt could result in a change in control of the Company.

     The acquisition would represent a substantial expansion of the Company's operations and would increase the Company's store base by approximately 700% with the addition of approximately 290 franchised and 15 company owned stores. The Company plans to integrate its growing franchise operation with the existing franchise operation of MBC. The Company may experience difficulties in dealing with the MBC franchisee base as to its current issues with MBC, and/or the upgrading of its reporting and control equipment and the introduction and promotion of the Company's premium coffees. The Company believes that it has the resources, including personnel, to manage these relationships in a successful manner. The acquisition would also expand the Company's manufacturing facilities by the addition of two operating bagel dough/cream cheese production facilities. The Company has not had experience concerning bagel/creamcheese plant operations, but believes that management of MBC who will be directly in charge of these operations will provide significant expertise. However, there can be no assurance that the Company will not experience difficulties which are presently unforeseen concerning the integration of the operations of MBC with those of the Company. Given the magnitude of the MBC acquisition, such could have a materially adverse effect on the operations and financial condition of the Company.

     RELIANCE ON KEY PERSONNEL. The Company's success will depend to a large degree upon the efforts and abilities of its officers and key management employees, particularly R. Ramin Kamfar, the Company's President and Chief Executive Officer, and Jerold E. Novack, the Company's Chief Financial Officer. The loss of the services of one or both of its key employees could have a material adverse effect on the Company's business prospects and/or potential earning capacity. The Company has entered into employment and non-competition agreements with each of its executive officers.

     COMPETITION. The market for specialty coffees is fragmented and highly competitive, and competition is increasing substantially. The Company's coffee beverages compete directly against all restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts, and stores. The Company's whole bean coffees compete directly against specialty coffees sold at retail through supermarkets and a growing number of specialty coffee stores. Both the Company's whole bean coffees and its coffee beverages compete indirectly against all other brands on the market. The coffee industry is dominated by several large companies such as Kraft General Foods, Inc., Proctor & Gamble Co., and Nestle, S.A., many of which have begun marketing gourmet coffee products. While the market for specialty gourmet coffee stores remains fragmented, the Company competes directly with the market leader, Starbucks, among others. Starbucks is rapidly expanding geographically and has substantially greater financial, marketing and other resources than the Company. Other competitors, some of which may have greater financial and other resources than the Company, may also enter the markets in which the Company currently operates or intends to expand.

     The Company's bagel products compete directly against all bakery and restaurant outlets that serve bagels, including the bakery section of supermarkets, and a growing number of bagel bakeries. Although competition in the bagel market is fragmented, the Company competes and, in the future will increasingly compete with Einstein/Noah Bagel Corp., a Colorado based retailer with over 550 stores, Bruegger's Bagels, a Vermont based retailer with over 300 stores, and MBC, which, however, the Company has agreed to acquire. In addition to current competitors, one or more new major competitors with substantially greater financial, marketing, and operating resources than the Company could enter the market at any time and compete directly against the Company. In addition, in virtually every major metropolitan area in which the Company operates or expects to enter, local or regional competitors already exist.

     The Company competes against other specialty retailers and restaurants for store sites, and there can be no assurance that management will be able to continue to secure adequate sites at acceptable rent levels. The Company will also face competition from franchisors in its industry and other industries for the sale of franchises, many of which have substantially greater financial and technical resources, marketing capabilities and experience than the Company. There can be no assurance that the Company will be able to compete successfully against these competitors in securing desirable franchisees.

     GEOGRAPHIC CONCENTRATION; FLUCTUATIONS IN REGIONAL ECONOMIC CONDITIONS. Most of the Company's stores are currently located in the northeastern United States, with a significant concentration located in New York City. As a result, the Company's success will depend, among other matters, upon factors affecting general economic conditions and discretionary consumer spending in this region. Any economic downturn or reduction in consumer spending in this region could have a material adverse effect on the Company. See "Proposed Acquisition of Manhattan Bagel, Inc." below. This acquisition would broaden the geographic scope of operations of franchisees of the Company.

     SEASONAL FLUCTUATIONS AND QUARTERLY OPERATING RESULTS. Historically, the Company's operations have been seasonal, with the lowest sales and profitability occurring in the first quarter, reflecting decreased traffic as a result of inhospitable winter weather and fewer daylight hours. The Company's results of operations may also fluctuate from quarter to quarter in the future as a result of the amount and timing of sales contributed by new and acquired stores and the integration of new stores into the operations of the Company, as well as other factors including marketing programs. The addition of a large number of stores as is anticipated with the Company's store expansion program can therefore significantly affect results of operations on a quarter by quarter basis.

     FLUCTUATIONS IN AVAILABILITY AND COST OF GREEN COFFEE. The Company depends upon both its outside brokers and its direct contacts with exporters in countries of origin for the supply of its primary raw material, green coffee. Coffee is the world's second largest traded commodity and its supply and price are subject to volatility beyond the control or influence of the Company. Although most coffee trades in the commodity market, coffee of the quality sought by the Company tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political, and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the International Coffee Organization or the Association of Coffee Producing Countries, that have historically attempted to establish commodity prices of green coffee through agreements creating export quotas or restricting coffee supplies worldwide. No assurance can be given that such organizations (or others) will not succeed in raising green coffee prices, or that, if so, the Company will be able to maintain its gross margins by raising its prices to its customers. Increases in the price of green coffees, or the unavailability of adequate supplies of green coffees of the quality sought by the Company, whether due to the failure of its suppliers to perform, conditions in the coffee-producing countries, or otherwise, could have a material adverse effect on the Company's results of operations.

     To mitigate the risks associated with increases in coffee prices and to allow greater predictability in the prices the Company pays for its coffees over extended periods of time, the Company typically enters into fixed-price purchase commitments for a portion of its green coffee requirements. There can be no assurance that these activities will successfully protect the Company against the risks of increases in coffee prices or that they will not result in the Company's payment of substantially more for its supply of coffee than it would have been required to pay absent such activities.

     LACK OF PRODUCT DIVERSIFICATION. The Company's business historically has been centered around essentially one product, coffee. Until 1997, the Company's operations had been limited to the purchase and roasting of green coffees, and the sale of whole bean coffees and coffee beverages, along with related products, through its specialty coffee cafes. Despite the Company's entry into the bagel industry, any material decrease in demand for specialty coffee could have a material adverse effect on the Company's business, operating results and financial condition.

     AUTHORIZATION OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. Pursuant thereto, the Company, at June 28, 1998, had 73.5 shares of Series B Preferred Stock outstanding. Issuance of the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue additional new shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

     ABSENCE OF CASH DIVIDENDS. The Company has paid no cash dividends on any of its shares of capital stock since its inception and at the present time does not anticipate paying dividends on the Common Stock in the foreseeable future. Any future dividends will depend on the earnings, if any, of the Company, its financial requirements, contractual commitments and other factors.

     IMPACT OF GOVERNMENTAL REGULATION ON THE COMPANY'S OPERATIONS. The Company's operations and properties are subject to regulation by various federal, state, and local government entities and agencies. The operations of the Company's facilities are subject to various federal, state, and local environmental laws and workplace regulations, including but not limited to the Occupational Safety and Health Act, the Fair Labor Standards Act, the Clean Air Act, and the Clean Water Act. The Company believes that its current legal and environmental compliance controls adequately address such concerns and that it is in substantial compliance with applicable laws and regulations. However, compliance with, or violation of, current and future laws or regulations could require material expenditures by the Company or otherwise adversely affect the Company's business or financial results.

     PRODUCT LIABILITY; PRODUCT RECALLS. The Company may be liable if the consumption of any of its products causes injury, illness or death. The Company's current management is not aware of any material product liability judgment against the Company. However, a product liability judgment against the Company could have a material adverse effect on the Company's business or financial results.

     TRADEMARKS AND OTHER PROPRIETARY RIGHTS. The Company believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks and proprietary rights. However, the actions taken by the Company may be inadequate to prevent imitation of its products by others or to prevent others from claiming violations of their trademarks and proprietary rights by the Company. In addition, others may assert rights in the Company's trademarks and other proprietary rights.


     SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock into the public market following the date of this Prospectus could materially adversely affect the prevailing market price for the Common Stock. Following this offering, there will be 15,690,812 shares of Common Stock outstanding, including certain shares to be issued to certain Selling Shareholders . Excluding the 3,542,282 shares being registered hereby for sale by the Selling Shareholders, 1,974,360 of such shares are "restricted securities" ("Restricted Shares") pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Absent registration under the Securities Act, the sale of such shares is subject to Rule 144, as promulgated under the Securities Act. In general, under Rule 144, subject to satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned Restricted Shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

     LISTING AND QUALIFICATION ON NASDAQ. The Common Stock of the Company is currently traded in the NASDAQ National Market and is quoted on the NASDAQ System under symbol "NWCI." Continuation of quotations on NASDAQ is subject to continued compliance with requirements imposed by NASDAQ. The Company presently meets all minimum maintenance standards, and believes it will continue to do so. However, if the Company's Common Stock is no longer quoted on NASDAQ, the liquidity of the Common Stock offered hereby would be adversely affected.


                                   THE COMPANY

     New World Coffee & Bagels, Inc. ("New World" or the "Company") owns, operates and franchises coffee bars and integrated coffee bar/bagel bakeries in New York, New Jersey, Connecticut, Pennsylvania, Maryland, Massachusetts, Florida and Germany. The Company's coffee operations are vertically integrated, with the Company purchasing beans from around the world which are roasted in its Connecticut plant and then supplied to both Company-owned and franchised stores.

     The Company opened its first coffee bar in 1993. In 1997 the Company launched its franchising program and its integrated coffee bar/bagel bakery concept. Since launching its franchising program and coffee bar/bagel bakery concept, the Company has signed franchise agreements in New York, New Jersey, Maryland, Pennsylvania, Massachusett and Florida, its first supermarket
franchise,   its  first  international  franchise,  and  its  first  co-branding franchise.

     The Company differentiates itself from coffee bars or bagel bakeries by offering an integrated coffee bar/bagel bakery serving fresh roasted coffees, fresh brewed coffee and specialty beverages, fresh baked bagels, fresh prepared bagel sandwiches, pastries and desserts. This integrated concept allows the Company's stores to capture all three day parts, i.e. breakfast, lunch and afternoon/evening neighborhood gathering place compared to coffee-only or bagel-only retailers which generally capture two day parts.

     The Company is in the process of converting its existing coffee bars to integrated coffee bar/bagel bakeries, which the Company anticipates would lead to substantial increases in same store sales. In addition, New World is in the process of converting a number of its Company-owned operations to franchises which the Company anticipates would improve operations at such stores and generate significant cash from such sales. The Company anticipates that, over time, the substantial majority of its existing stores will be converted to the coffee bar/bagel bakery format and to franchised operations and that the acquisition and development of additional stores shall be carried out only for the purpose of selling and franchising of the same.

     As of June 28, 1998 there were 34 Company-owned and 7 franchised stores in operation. In addition, there were 36 franchises signed but not yet operating.

     The U.S. coffee market has broad and deep demographics. Fifty-six percent of American adults drink coffee and they drink an average of 3.5 cups per day, according to the National Coffee Association of U.S.A., Inc.'s 1996 Winter Coffee Study. The gourmet coffee segment of the industry has experienced strong growth over the past decade and is expected to continue to grow through the end of the century. According to the Specialty Coffee Association of America ("SCAA"), the market for gourmet coffee nearly doubled during the 1980s, as retail sales grew from approximately $763 million in 1979 to approximately $2.0 billion in 1994. According to the SCAA the gourmet coffee industry is expected to approach $5.0 billion in retail sales by the year 2000 and coffee stores, including espresso carts and kiosks, will be the fastest growing distribution channel. The consumption of specialty coffee drinks is also growing rapidly, with the percent of U.S. population drinking cappuccino increasing 42% from 1995 to 1996. The Company believes these are the most up to date reports available on the specialty coffee industry.

     The Company believes that the U.S. bagel market is large, growing and fragmented. According to the American Bagel Association sale of bagels has grown rapidly, from $429 million in 1993 to $2.3 billion in 1996. Industry sources estimate that the bagel market is growing by approximately 20% per year. According to the NPD Group, an independent research organization, the per capita consumption of bagels rose 83%, from 14 per person in 1993 to an estimated 26 per person in 1996.

     Management believes this growth has been driven by (i) greater consumer awareness and appreciation of gourmet coffee and fresh baked bagels as a result Of their increasing availability, (ii) increasing demand for all fresh premium food products where the differential in price from the commercial brands is small compared to the improvement in product quality and taste, (iii) a switch by consumers to low fat baked items such as bagels from high fat fried alternatives, and (iv) the popularity of coffee bars as gathering places.

     The goal of New World Coffee is to become a leading coffee bar/bagel bakery chain in each market in which it operates. Each element of the Company's strategy is designed to differentiate and reinforce New World's brand identity, to engender customer loyalty and to position the Company as a leading coffee bar/bagel bakery franchisor.

     The Company was incorporated in Delaware in October 1992. The Company's executive offices are located at 379 West Broadway, New York, New York, 10012, and its telephone number is (212) 343-0552.


              PROPOSED ACQUISITION OF MANHATTAN BAGEL COMPANY, INC.

     On July 28, 1998, the Company entered into an acquisition agreement (the "Agreement") for the purchase of Manhattan Bagel Company, Inc., Debtor in Possession, a New Jersey Corporation ("MBC"). MBC filed a petition for reorganization under Chapter 11 of the Bankruptcy Code in 1997. MBC presently franchises, licenses or operates over 305 bagel stores and manufactures bagel dough and cream cheese products at plants in Eatontown, New Jersey and Los Angeles, California.

     The acquisition would represent a substantial expansion of the Company's operations and would increase the Company's store base by approximately 700% with the addition of approximately 290 franchised and 15 company owned stores, which generate approximately $120 million in annual sales. As a result of the addition of this franchise base the Company should experience a significant increase in ongoing royalty income. In addition, the Company should experience a significant increase in revenues from the addition of the company owned stores.

     The Company plans to integrate its growing franchise operation with the existing franchise operation of MBC. The Company may experience difficulties in dealing with the MBC franchisee base as to its current issues with MBC, and/or the upgrading of its reporting and control equipment and the introduction and promotion of the Company's premium coffees. The Company believes that it has the resources, including personnel, to manage these relationships in a successful manner.

     The acquisition would also expand the Company's manufacturing facilities by the addition of two operating bagel dough/cream cheese production facilities located in New Jersey and California, which primarily supply the Manhattan Bagel franchise base. As a result, the Company should experience a significant increase in factory revenues of approximately $25 million annually, based on historical operations. The Company has not had experience concerning bagel/cream cheese plant operations, but believes that management of MBC who will be directly in charge of these operations will provide significant expertise.

     Furthermore, New World's coffee factory sales are projected to increase by supplying coffee to the Manhattan Bagel franchise base, which currently purchase significant amounts of coffee from third party vendors. The Company believes that the sale of its premium coffees by the MBC franchisees and the expansion of their coffee product line will enhance their sales and operations. Similarly, the Company also anticipates supplying its coffee & bagel stores with bagels and cream cheese from the MBC plants, resulting in a corresponding increase in Manhattan Bagel's factory sales.

     The agreement includes the acquisition of Manhattan Bagel's management infrastructure. The Company expects to realize significant savings from the consolidation of general and administrative expenses of New World and MBC.

     The Company projects the acquisition to be accretive to its earnings. Assuming the acquisition, the approval of a reorganization plan, the benefits of cross selling and the consolidation of general and administrative overhead had occurred at the beginning of each period, the transaction would have been significantly accretive on a pro forma basis for the first and second quarters of 1998. The pro forma analysis does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented, nor does it purport to be indicative of future periods of the combined operations.

     Separately, New World has received proxies, exercisable under certain circumstances, for approximately 2 million shares or approximately 27% of the outstanding voting stock of MBC (prior to exercise of warrant discussed below). New World has also received a warrant, exercisable under certain circumstances, to purchase 4 million shares of newly issued shares, representing approximately 35% of the outstanding voting stock following such exercise, of MBC. Assuming exercise of the warrant, the above would give New World a right to vote the majority of the outstanding common stock of MBC under certain circumstances.

     The total cost of the acquisition is presently estimated at approximately $20 million including a combination of cash and common stock to be made available to the creditors of MBC, and the assumption of certain liabilities to

MBC creditors. The Agreement, which is subject to bankruptcy court approvals, requires New World to provide and assume certain debt. In addition under the Agreement, New World represents that it has received an equity financing commitment of two million dollars. This equity commitment is from an affiliate of an existing institutional investor in the Company.

     There is no assurance as to when such acquisition will be consummated or as to the final terms of the acquisition, in that the same may be subject to changes by interaction between the Company, MBC, the Bankruptcy Court and the various creditors of MBC. Accordingly, it is possible that the Company may agree to a final plan of reorganization which involves acquisition costs in excess of those set forth in the Agreement, although the Company has no obligation to do so. See "Risk Factors".


                                 USE OF PROCEEDS


     The Company will not receive any of the proceeds of the shares of Common Stock sold by the Selling Shareholders. See "Plan of Distribution"



                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Shareholders as of the date of this Prospectus, the number of shares (the "Shares") covered by this Prospectus and the amount and percentage ownership of the Selling Shareholders after the offering assuming all the shares covered by this Prospectus are sold by the Selling Shareholders. Except as otherwise indicated by footnote below, none of the Selling Shareholders has had any position, office or other material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company.

                           COMMON STOCK                     COMMON STOCK
                           BENEFICIALLY                     BENEFICIALLY
                           OWNED PRIOR TO      NUMBER OF    OWNED AFTER
                           THE OFFERING/3/     SHARES       THE OFFERING
NAME OF SELLING            ----------------    REGISTERED   ------------
SHAREHOLDER                NUMBER   PERCENT    HEREUNDER    NUMBER   PERCENT/1/
---------------            ------   -------    ---------    ------   ----------

Craig Ackerman/5/           8,000       /4/        5,000     3,000          /4/

Lawrence D. Altschul          /2/       /2/       19,039       /2/          /2/

Francis Anderson            3,150       /4/        2,150     1,000          /4/


John Apgar/5/               2,500       /4/        2,500        0            0


Darin Barker                5,688       /4/        2,188     3,500          /4/

Ann W. Bell                27,500       /4/       27,500         0            0


Larry Berman TTE
ACF Julie Novack           23,750       /4/       13,750    10,000          /4/

Larry Berman TTE
ACF Matthew Novak          33,750       /4/       13,750    20,000          /4/


Alan Bienhacker             5,695       /4/        2,195     3,500          /4/

Max Blisko                  5,500       /4/        5,500         0            0

Solomon Blisko &
Carol Blisko                5,500       /4/        5,500         0            0

Benjamin Bollag            71,932       /4/       68,750     3,182          /4/

Michael Bollag             83,123       /4/       68,750    14,373          /4/



Christopher                 5,688       /4/        2,188     3,500          /4/
Brothers

Canhy, Carlinsky
& Stein, LLP              120,000       /4/      120,000         0            0

A. Eugene Case             45,430       /4/       45,430         0            0


Timothy Cherney             6,600       /4/        6,600         0            0
IRA

James Cobb &               11,000       /4/       11,000         0            0
Caren Cobb

William S. Cohen            5,500       /4/        5,500         0            0

Congregation               44,000       /4/       44,000         0            0
Ohel Yonah

Continental Capital        32,050       /4/       32,050         0            0


Coopers Coffee, Inc.      125,000       /4/      125,000         0            0

John Corcoran/5/            5,150       /4/        4,150     1,000          /4/


Karen Ann Covais              950       /4/          950         0            0


Timothy DeTraglia/5/       40,239       /4/       13,440    26,799          /4/

Dominion Income           265,526       1.8      265,526         0            0
Management Corp.

R.R. Donnelley            130,000       /4/      130,000         0            0


Paul Dorfman                  148       /4/          148         0            0


Robert Doscher
Assoc.                     80,000       /4/       80,000         0            0


Farangis Eghbali            5,500       /4/        5,500         0            0

Glenn Egli &               11,000       /4/       11,000         0            0
Dorothy Egli, TTEE
Egli Trust


Elliot Associates           4,000       /4/        4,000         0            0


Entrepreneurial         1,142,857       7.9      571,429   571,428          3.7
Investors Ltd.

Equity Services            57,143       /4/       57,143         0            0
Ltd.

Michael Fenton              7,438         0        4,438     3,000          /4/

Florence Fernandez/5/       3,000       /4/        3,000         0            0


James Flaum                12,646       /4/        8,800     3,846          /4/

B.R. Forge, Inc.           30,000       /4/       30,000         0            0

William Golberg Sign Co.   10,000       /4/       10,000         0            0

Dr.Prabhakar               39,996       /4/       39,996         0            0
Guniganti


John Hatsopoulos           12,385       /4/       12,385         0            0

Beverly Ord
Houston                     5,500       /4/        5,500         0            0


Jab Madison               200,000       /4/      200,000         0            0


Scott Jennings/5/           3,300       /4/        2,500       800          /4/

Harry & Rosalind           11,000       /4/       11,000         0            0
Kabo

Allan B. Kachel            11,000       /4/       11,000         0            0

Robin B. Kachel            11,000       /4/       11,000         0            0


Natalie Karp                4,000       /4/        4,000         0            0


Frances Kehoe                 475       /4/          475         0            0

KLM Private
Funding, Inc.              90,909       /4/       90,909         0            0

Harvey Kohn                87,903       /4/       44,384    43,519          /4/

Michael Konig,             33,750       /4/       33,750         0            0
PC

Raymond Kralovic,          27,500       /4/       27,500         0            0
FB0 Kralovic Trust
Ronald M. Krinick         100,580       /4/       38,500    62,080          /4/


Lake Management            90,000       /4/       90,000         0            0


Barry Levine/5/           125,048       /4/       45,048    80,000          /4/

Steven Lorber               5,500       /4/        5,500         0            0

Christine Lordi/5/          2,500       /4/        2,500         0            0

Lawrence Mandelker,
as Receiver               100,000       /4/       60,000    40,000          /4/


Lewis Mason                 8,438       /4/        4,438     4,000          /4/

Robert & Nancy              7,700       /4/        7,700         0            0
McGuire

Douglas B. McLagan         61,000       /4/       11,000    50,000          /4/

Skip & Carla               11,000       /4/       11,000         0            0
Mendelson


Steven Meyer                2,500       /4/        2,500         0            0

David & Debbie              5,500       /4/        5,500         0            0
Morris

Kay Murcer                 22,000       /4/       22,000         0            0


Nancy Murdocco              1,200       /4/          950       250          /4/


North River Trading Co.    40,000       /4/       25,000    15,000          /4/

Julie and Jerry Novack     11,000       /4/       11,000         0            0

Matthew and Jerry Novack   11,000       /4/       11,000         0            0


Jerold Novack/5/          297,981       2.0       18,333   279,648          1.8


Phillips, Brook            50,000       /4/       50,000         0            0

Sheldon Rabin              48,400       /4/       48,400         0            0
IRA Rollover


Rahn and Bodmer            50,850       /4/       49,500     1,350          /4/


Ridgefield Coffee Company 100,000       /4/      100,000        0             0


David Rosensaft            27,500       /4/       27,500         0            0
& Debra Braverman


Steven Rubel                4,015       /4/        4,015         0            0

Morris & Elaine            27,500       /4/       27,500         0            0
Rubin


Brunelle Salamon              725       /4/          475       250          /4/


Sansone Millwork            6,000       /4/        6,000         0            0

Santonacita, Pat           50,000       /4/       20,000    30,000          /4/

Steven Schlesinger         24,200       /4/       24,200         0            0


Michael Schmerin           22,000       /4/       22,000         0            0

Michael L. Shinn           11,000       /4/       11,000         0            0


Alan and Judy             228,218       1.7      210,526    17,692           14
Shapiro

Sinvin Realty Corp.        25,000       /4/       25,000         0            0

Darla Southworth/5/         1,500       /4/        1,500         0            0

Spectrum Signs              5,000       /4/        5,000         0            0


Robert Spira,               1,650       /4/        1,650         0            0
Trustee,Benjamin
Spira Irrev. Trust


Lawrence Stanton/5/        12,000       /4/        8,700     3,300          /4/


Paul Stark                  3,252       /4/        3,252         0            0

Cary Sucoff                89,359       /4/       44,384    44,975          /4/

CW Sunday                   4,400       /4/        4,400         0            0

Robert Williams/5/        125,048       /4/       45,048    80,000          /4/


William, Stephan            8,000       /4/        8,000         0            0

723 Food Corp.            100,000       /4/      100,000         0            0



/1/  Assumes the sale of all shares being registered.

/2/  To be provided by amendment hereto.

/3/ Includes shares purchasable under option or warrant contracts with the Company.

/4/  Less than 1%.

/5/  Employee of the Company.

                              PLAN OF DISTRIBUTION

     The sale of Shares by the Selling Shareholders may be effected from time to time in private transactions or in the over-the-counter market at prices related to the prevailing prices of the Shares on the NASDAQ-NMS at the time of the sale or at negotiated prices. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders. The Selling Shareholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Company and the Selling Shareholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify certain of the Selling Shareholders with respect to the Shares of Common Stock offered hereby against certain liabilities, including certain liabilities under the Securities Act.

     To the extent required under the Securities Act, a supplemental Prospectus will be filed, disclosing (a) the name of any such broker-dealers, (b) the number of shares involved, (c) the price at which such shares are to be sold,
(d) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (e) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

     Each Selling Shareholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases of any of the securities by the Selling Shareholders.

     There is no assurance that any of the Selling Shareholders will sell any of the Shares.

     The Company has agreed to pay certain costs and expenses incurred in connection with the registration of the Shares offered hereby, except that the Selling Shareholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such Shares.

     The Company proposes to keep the registration statement relating to the offering and sale by the Selling Shareholders of the Shares continuously effective until such date as such Shares may be resold without registration under the provisions of the Securities Act, under Rule 144 thereof or otherwise, but the Company may, at such time as it determines, file an amendment to remove any unsold Shares.

DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.001 par value, and 2,000,000 shares of Preferred Stock, $0.001 par value. As of October 26, 1998 15,690,812 shares of Common Stock, including certain shares to be issued to certain Selling Shareholders, and __________ shares of Series B Preferred Stock were outstanding.


COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time-to-time by the Board of Directors from funds legally available therefor, subject to the dividend preferences of the Preferred Stock, if any. Each member of the Company's Board of Directors stands for election at each annual meeting of the Company's stockholders. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to share ratably in all assets available for distribution after payment of liabilities and liquidation preferences of the Preferred Stock, if any. Holders of Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities. Any action taken by holders of Common Stock must be taken at an annual or special meeting and may not be taken by written consent. The outstanding shares of Common Stock are, and the shares of Common Stock to be outstanding upon the completion of the offering will be, fully paid and nonassessable.

PREFERRED STOCK


     The Company's authorized capital stock includes 2,000,000 shares of Preferred Stock, $.001 par value per share. As of October __, 1998, the Company had no shares of Preferred Stock outstanding except for __________ shares of Series B Preferred Stock described below. The Board of Directors of the Company has the authority, without shareholder approval, to issue the Preferred Stock in one or more series and to fix the relative rights and preferences thereof. The terms of such Preferred Stock could include the right to vote, separately or with any other series of Preferred Stock, on any proposed amendment to the Company's Certificate of Incorporation or any other proposed corporate action, including business combinations and other transactions. Such rights could adversely affect the voting power of the holders of Common Stock. In addition, the ability of the Company to issue the authorized but unissued shares of Preferred Stock could be utilized to impede a change in control of the Company.


SERIES B PREFERRED STOCK

     The Series B Preferred Stock ranks: (i) junior to any other class or series of capital stock of the Company hereafter created specifically ranking by its terms senior to the Series B Preferred Stock (collectively, the "Senior B Securities"); (ii) prior to all the Common Stock; (iii) prior to any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or on parity with any Series B Preferred Stock (collectively with the Common Stock, "Junior B Securities"); (iv) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series B Preferred Stock ("Parity B Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

     The Series B Preferred Stock bears no dividends and the holders of shares of Series B Preferred Stock shall not be entitled to receive dividends on the Series B Preferred Stock.

     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Holders of Series B Preferred Stock shall be entitled to receive, immediately after any distributions to the Senior B Securities required by the Company's Certificate of Incorporation or any certificate of designation, and prior in preference to any distribution to Junior B Securities but in parity with any distribution to Parity B Securities, an amount per share equal to the sum of (i) $11,800 (the "Original Series B Issue Price") for each outstanding share of Series B Preferred Stock and (ii) an amount equal to eight percent (8%) of the Original Series B Issue Price per annum (the "Series B Premium") for the period that has passed since the date of issuance (the "Issue Date") of Series B Preferred Stock by the Company.

     Each record Holder of Series B Preferred Stock shall be entitled (at the times and in the amounts set forth below) and subject to the Company's right of redemption under certain circumstances to convert whole or (if necessary to convert the maximum amount allowable) fractional shares of Series B Preferred Stock as follows. Beginning on the first day following the termination of a six-month lock-up period (the "Initial Conversion Gate"), each Holder accrued the right to convert into Common Stock up to 20% of the aggregate number of shares of Series B Preferred Stock issued to such Holder, and for each month that expires thereafter, Holder shall accrue (the "Accrual Rate") the right to convert an additional 20% of the shares of the Series B Preferred Stock issued to such Holder (the number of shares that may be converted at any time, in the aggregate, is herein referred to as the "Conversion Quota"), all at the Series B Conversion Rate (as defined below). In the event that Holder elects not to convert its full Conversion Quota during any month, the unconverted amount shall be carried forward and added to the Conversion Quota. Each Holder may, from time to time, convert any portion of the Conversion Quota; provided, however, that in no event shall Holder convert during any month more than 25% of the shares of Series B Preferred Stock issued to Holder. The Initial Conversion Gate and each subsequent one month period referenced above are hereinafter referred to singularly as a Conversion Gate. At the applicable Conversion Gate and at any time thereafter, the percentage of Series B Preferred Stock issued to such Holder which is available for conversion as set forth above is convertible into that number of fully-paid and non-assessable shares of Common Stock of the Company calculated in accordance with a formula set forth in the Certificate of Designation of Series B Preferred Stock (the "Series B Conversion Rate").

     The Holders of the Series B Preferred Stock have no voting power whatsoever, except as provided by Delaware Law.

WARRANTS


     As of November 28, 1998, the Company had 807,927 warrants outstanding to purchase Common Stock. These warrants have exercise prices ranging from $0.01 - $9.00 per share and have terms ranging from 5 to 10 years.



                                 TRANSFER AGENT

     The transfer  agent for the Common Stock is American Stock Transfer & Trust

Company. The address and telephone number of the transfer agent are:

                              American Stock Transfer & Trust Company
                              40 Wall Street
                              New York, NY 10005
                              (718) 921-8261


                                  LEGAL MATTERS


     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Hollenberg Levin Solomon Ross Belsky & Daniels, LLP, Garden City, New York.



                                     EXPERTS

     The financial statements of the Company for the years ended December 29, 1996 and December 28, 1997 incorporated in this Prospectus by reference from the Company's Form 10-KSB, as filed with the SEC on April 13, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by Delaware Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as directors (other than liabilities arising from acts or omissions which involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware Law). The Certificate of Incorporation provides further that the Company shall indemnify to the fullest extent permitted by Delaware Law any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. Subject to the Company's Certificate of Incorporation, the Bylaws provide that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of the Company except where such director or officer is finally adjudged to have been derelict in the performance of his or her duties as such director or officer.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied on as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus nor any offer, solicitation or sale made hereunder, shall under any circumstances create an implication that the information herein is correct as of nay time subsequent to the date of the Prospectus.


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

AVAILABLE INFORMATION .................................................       2
INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE ..............................................       2
FORWARD-LOOKING STATEMENTS ............................................       3
PROSPECTUS SUMMARY ....................................................       4
RISK FACTORS ..........................................................       5
THE COMPANY ...........................................................      10
PROPOSED ACQUISITION OF
  MANHATTAN BAGEL COMPANY INC. ........................................      11
USE OF PROCEEDS .......................................................      13
SELLING SHAREHOLDERS ..................................................      13
PLAN OF DISTRIBUTION ..................................................      19
DESCRIPTION OF CAPITAL STOCK ..........................................      21
TRANSFER AGENT ........................................................      21
LEGAL MATTERS .........................................................      22
EXPERTS ...............................................................      22
DISCLOSURE OF COMMISSION POSITION
  ON INDEMNIFICATION FOR
  SECURITIES ACT LIABILITIES ..........................................      22



                               NEW WORLD COFFEE &
                                  BAGELS, INC.



                        3,542,282 Shares of Common Stock
                         offered by Selling Shareholder



                                   ----------

                                   PROSPECTUS

                                   ----------



                                                      ______________, 1998

Until _____ __, 1998 (40 days from the date of this Prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, payable in connection with the sale of the Common Stock being registered hereby, which shall be borne by the Registrant. Except for the SEC registration fee, all expenses are estimated.


       ITEM                                               AMOUNT
       ----------------------------------------         ----------


       SEC registration fee....................         $   950.93
       Printing and engraving expenses.........           5,000.00
       Legal fees and expenses.................          15,000.00
       Auditors' accounting fees and expenses..           3,000.00
       Miscellaneous expenses..................           1,049.07
                                                        ----------
       Total...................................         $25,000.00



     The Selling Shareholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the Shares offered hereby.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by the General Corporation Law of the State of Delaware ("Delaware Law"), the personal liability of directors for monetary damages for breach of their fiduciary duties as directors (other than liabilities arising from acts or omissions which involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware Law). The Certificate of Incorporation provides further that the Company shall indemnify to the fullest extent permitted by Delaware Law any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. Subject to the Company's Certificate of Incorporation, the Bylaws provide that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of the Company except where such director or officer is finally adjudged to have been derelict in the performance of his or her duties as such director or officer.

ITEM 16.  EXHIBITS.


Exhibit
Number    Description of Document
------    ----------------------
 3.1      Articles of Incorporation/(1)/

 3.2      By-Laws/(1)/

 4.1      Specimen Common Stock Certificate of Registrant/(1)/

 4.2      Form  of  Representatives'   Warrant  Agreement,   including  form  of
          Representatives' Warrant/(1)/

 4.3      Certificate of Designation of Series B Preferred Stock/(3)/

 4.4 Registration Rights Agreement by and among the Registrant, Barry H. Levine and Robert B. Williams/(4)/

 4.5      Promissory   Note  by  and  between  the   Registrant  and  Robert  B.
          Williams/(4)/

 4.6      Promissory Note by and between the Registrant and Barry H. Levine/(4)/

 5.1      Opinion of Hollenberg,  Levin,  Solomon,  Ross, Belsky & Daniels,  LLP
          /(7)/

10.1      1994 Stock Plan /(2)/

10.2      Employment Agreement by and between the Registrant and Barry H. Levine
          /(4)/

10.3      Employment  Agreement by and between Registrant and Robert B. Williams
          /(4)/

10.4      Employment Agreement with Ramin Kamfar /(5)/

10.5      Employment Agreement with Jerold Novack /(5)/

10.6 Stock Purchase Agreement by and among Barry H. Levine, Robert B. Williams and Willoughby's Incorporated and the Registratn /(4)/

10.7      Agreement with Willoughby's Incorporated /(2)/

10.7a     Amendment to Willoughby's Agreement /(6)/

10.8      Investor Rights Agreement /(2)/

10.9      Directors' Option Plan /(2)/

10.10     Form of Franchise Agreement /(6)/

10.11     Form of Store Franchise Sale Agreement /(6)/

10.12 Acquisition Agreement by and between Registrant and Manhattan Bagel Company, Inc. /(7)/

24.1      Consent of Arthur Andersen LLP

24.2 Consent of Hollenberg Levin Solomon Ross Belsky & Daniels, LLP (included as part of Exhibit 5.1)

----------
(1) Incorporated by reference to Registrant's Registration Statement on Form SB-2 (33-95764).

(2) Incorporated by reference to Registrant's Current Report on Form 8-K dated July 12, 1996.

(3) Incorporated by reference to Registrant's Annual Report on Form 10-KSB/A for fiscal year ended December 29, 1996.

(4) Incorporated by reference to Registrant's Report on Form 8-K dated November 12, 1996.

(5) Incorporated by reference from Registrant's Report on Form 10K-SB, for the Fiscal Year Ended December 29, 1996.

(6) Incorporated by reference from Registrant's Report on Form 10K-SB, for the Fiscal Year Ended December 28, 1997.

(7)  To be filed by amendment


ITEM 17.  UNDERTAKINGS.

(a)  The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

     (i) Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

     (ii) To reflect in the Prospectus  any facts or events which,  individually
or  together,   represent  a  fundamental  change  in  the  information  in  the registration statement;

     (iii) To include any additional or changed material information on the plan of distribution; provided, however, that paragraph 1(i) and 1(ii) do not apply if the information required in a post-effective amendment is contained in a periodic report filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and incorporated by reference in this registration statement.

2. That, for the purpose of determining liability under the Securities Act, it shall treat each post-effective amendment as a new registration statement of the securities offered, and treat the offering of the securities at that time as an initial bona fide offering.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 21st day of October, 1998.


                         NEW WORLD COFFEE & BAGELS, INC.

                         By: /s/ R. Ramin Kamfar
                             ------------------------
                             R. Ramin Kamfar
                             Chief Executive Officer,
                             President and Director

                         By: /s/ Jerold E. Novack
                             ------------------------
                             Jerold E. Novack
                             Chief Financial Officer

     In accordance with the Securities Act of 1933 this amended registration statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



                         By: /s/ R. Ramin Kamfar        Date: October 21, 1998
                             ---------------------
                             R. Ramin Kamfar
                             Director

                         By: /s/ Keith Barket           Date: October 21, 1998
                             ---------------------
                             Keith Barket
                             Director


                         By: /s/  Karen Hogan           Date: October 23, 1998
                             --------------- ------
                             Karen Hogan
                             Director


                         By: /s/ Ronald S. Hari         Date: October 22, 1998
                             ---------------------
                             Ronald S. Hari
                             Director


                         By: /s/ Edward McCabe          Date: October 22, 1998
                             ---------------------
                             Edward McCabe
                             Director